ISSUED ON BEHALF OF REED ELSEIVER PLC AND REED ELSEVIER NV

5 September 2013

Director/PDMR Shareholding

Reed Elsevier announces that it received notification today, that on 4 September 2013, Mr Erik Engstrom, a director Reed Elsevier PLC, acquired 10 Reed Elsevier NV ordinary shares at €13.8770 following reinvestment of the 2013 interim dividend.

As a result of the above transactions, Mr Engstrom’s current interest in the share capital of Reed Elsevier is as follows:

•	110,553 Reed Elsevier PLC ordinary shares

•	511,766 Reed Elsevier NV ordinary shares